Hodgson Russ LLP
ATTORNEYS

**Ronniel Levy**
Senior Associate
Direct Dial: 646.218.7603
*RLevy@hodgsonruss.com*

September 29, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn.: Robert Babula
Staff Accountant, Division of Corporation Finance

**Re: China Broadband, Inc.**
**File No. 0-19644**
**Form 10-KSB for the year ended December 31, 2007**
**Filed on April 15, 2008**

Ladies and Gentlemen:

Reference is hereby made to the comment letter of the Securities & Exchange Commission (the "Staff") dated as of September 10, 2008 (the "Comment Letter"), with respect to China Broadband, Inc., a Nevada corporation (the "Company"), Annual Report on Form 10-KSB, for the year ended December 31, 2007, as amended by Amendment No. 1 thereto ("Amendment No 1"). We are filing contemporaneously herewith an Amendment No. 2 to the Original Report (the "Amended Report"), and enclose, along with the original copy of this letter, three blacklined copies of the Amended Report marked to show changes against Amendment No. 1. On behalf of the Company, below are the Company's responses to the Comment Letter, in number order:

1. **SEC Comment: We note your response to our prior comment four. Please tell us if your certifying officers considered the effect of the errors on the accuracy of prior disclosures regarding internal controls and disclosure controls and procedures under Regulation S-K in light of the restatement of the financial statements. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods restated, you should disclose this determination in an amended Form 10-K. Otherwise, please explain to us why the discovery of these errors did not affect the officers' conclusions regarding internal controls and disclosure controls and procedures.**

**Response**

The Company's certifying officers have considered the effect of the errors on the

accuracy of previous disclosures regarding internal controls and disclosure controls and procedures under Regulation S-K in light of the restatement, and notes that the Company has revised this disclosure in the Amended Report, and indicated the conclusions of management regarding the effectiveness of internal controls with respect to the periods restated.

2. **SEC Comment: We note the certifications filed as Exhibits 31.1 and 31.2 omit language referring to internal control over financial reporting. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Also, remove the reference to "quarterly" in the certification.**

**Response**

The certifications filed as Exhibits 31.1 and 31.2 have been revised and refiled with the amended Annual Report, so as to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)31) of Regulation S-K and the reference to "quarterly" in the certifications have been removed.

If you should have any questions, please feel free to contact the undersigned or Mr. Marc Urbach, the Company's Chief Executive Officer, at your earliest convenience.

Very truly yours,

/s/ Ronniel Levy
Roniel Levy, Esq.